FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2018

SANTANDER UK PLC

(Translation of registrant's name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . .. . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

SANTANDER UK GROUP HOLDINGS PLC

COURT APPROVAL GRANTED FOR SANTANDER UK’S RING-FENCING TRANSFER SCHEME

Santander UK Group Holdings plc announces that the Court has approved Santander UK’s ring-fencing transfer scheme (the “Scheme”) under Part VII of the Financial Services and Markets Act 2000.

As part of the Santander UK group’s ring-fencing implementation, Santander UK plc and Abbey National Treasury Services plc are undertaking the Scheme to help ensure that the Santander UK group will, ahead of 1 January 2019, be compliant with the ring-fencing provisions that will come into force on that date. The Scheme is a legal process, overseen by the High Court of England and Wales (the “Court”), that gives effect to transfers of business so as to facilitate the creation of the ring-fence.

The Scheme has been approved by the Court. The Prudential Regulation Authority had consented to the application to the Court for approval of the Scheme.

The transfers of business under the Scheme will now be effected. These will take place largely in July 2018.

Further information

Details of the Scheme and our ring-fencing plans can be found on santanderringfencing.co.uk.

Disclaimer

Santander UK Group Holdings plc and Banco Santander both caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as "believes", "anticipates", "expects", "intends", "aims" and "plans" and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management's current expectations, estimates and projections and both Santander UK Group Holdings plc and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 259 of the Santander UK Group Holdings plc 2017 Annual Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK Group Holdings plc, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Contacts

Bojana Flint

Head of Investor Relations

020 7756 6474

Andy Smith

Head of Media Relations

020 7756 4212

- ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 13 June 2018	By /s/ Marc Boston (Authorised Signatory)